Dialog Group, Inc.


                                                       December 8, 2006

H. Christopher Owings, Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20002

      Re: Dialog Group, Inc 2006 Special Meeting Information Statement

Dear Mr. Owings,

This letter is in reply to yours of December 5, 2006.

We have filed the fourth preliminary Information Statement for the 2006 Special Meeting of Shareholders.

Thank you, again, for the time spent by John Fieldsend. Please share this document with him.

I look forward to discussing this response with your staff and finalizing the Information Statement and reports. We will only distribute the revised versions to our shareholders.

Preliminary Information Statement on Schedule 14C

General

1. We have provided the additional financial statements and revised the proforma statements to speak as of the end of the third quarter.

Agenda Item 1

2.    Please see the additional information

3.    Please see the additional information

4.    Please see the additional information.

Amendment No.2 to Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

Item 3. Controls and Procedures

5. We hereby confirm that the disclosure procedures not only operate at the "reasonable assurance" level but are designed to so operate. In our future filings, we will so state and will continue to review the procedures and controls to assure their proper design and function.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2006

Item 3. Controls and Procedures, page 12

6. We hereby confirm that the disclosure procedures not only operate at the "reasonable assurance" level but are designed to so operate. In our future filings, we will so state and will continue to review the procedures and controls to assure their proper design and function.

7. In fact no change in the internal controls occurred during the third quarter; the accounting change was made during the second quarter but continued to produce improved results during the third quarter. We can confirm that, as of the end of the third quarter on September 30, 2006, the financial controls and procedures are designed to provide "reasonable assurance" and do operate at that level.

      Thank you for your attention to these matters. Our General Counsel, Mark Siegel, will call you to determine the next steps.


                                          Respectfully submitted,


                                          Dialog Group, Inc.


                                          By: /s/ Peter DeCrescenzo
                                             -----------------------------------
                                              Peter DeCrescenzo, President and
                                              Chief Executive Officer

Copies should be provided to:
John Filedsend